SEC FILE NO. 70-7670







                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549












                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS









                                    GPU, INC.


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                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


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            In the Matter of              :
                                          :     Certificate
GPU, Inc.                                 :     Pursuant to
                                          :     Rule 24 of Partial
            File No. 70-7670              :     Completion of
                                          :     Transactions
      (Public Utility Holding             :
        Company Act of 1935)              :
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To the Members of the Securities and Exchange Commission:

            The undersigned, GPU, Inc. ("GPU"), hereby certifies pursuant to Rule 24 ("Rule 24") of the General Rules and Regulations under the Public Utility Holding Company Act of 1935 (the "Act") that certain of the transactions proposed in the Application filed in SEC File No. 70-7670 have been carried out in accordance with the terms and conditions of, and for the purposes requested in, said Application and pursuant to the Commission's Order dated October 23, 1989, the Supplemental Order dated December 8, 1995 and the Supplemental Order dated December 13, 2000 (collectively, the "Orders"), with respect to said Application as follows:

1. Pursuant to the Orders, GPU has been authorized to issue and sell, from time-to-time through December 31, 2010, up to 2,500,000 shares (without giving effect to a two-for-one stock split by way of stock dividend effective May 29,
1991) of its common stock, par value $2.50 per share (the "Common Stock"), pursuant to a dividend reinvestment and stock purchase plan (the "Plan") described in the Prospectus included as part of a Registration Statement on Form S-3, No. 33-30765, as amended, filed under the Securities Act of 1933.

2. On July 25, 2001, GPU issued and sold from previously reacquired shares a total of 751 shares of Common Stock to Plan participants who made optional cash payments to the Plan in accordance with its terms. GPU sold such shares at a price of $35.743500 per share, or an aggregate of $26,843.37, which represents the average of the daily high and low sale prices of the Common Stock as reported in The Wall Street Journal for New York Stock Exchange Composite Transactions for the ten trading days immediately preceding such date.

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3. On August 29, 2001, GPU issued and sold from previously  reacquired  shares a total of 35,635 shares of Common Stock to Plan participants who made optional cash payments to the Plan and/or reinvested dividends in accordance with its terms. GPU sold such shares at a price of $36.69340000 per share, or an aggregate of $1,307,569.31, which represents the average of the daily high and low sale prices of the Common Stock as reported in The Wall Street Journal for New York Stock Exchange Composite Transactions for the ten trading days immediately preceding such date.

4. On September 26, 2001, GPU issued and sold from previously reacquired shares a total of 1,210 shares of Common Stock to Plan participants who made optional cash payments to the Plan in accordance with its terms. GPU sold such shares at a price of $38.213000 per share, or an aggregate of $46,237.73, which represents the average of the daily high and low sale prices of the Common Stock as reported in The Wall Street Journal for New York Stock Exchange Composite Transactions for the ten trading days immediately preceding such date.

5. To summarize, to date GPU has sold a total of 1,567,488 previously reacquired shares of Common Stock pursuant to the Plan.

6. In light of the anticipated closing of the merger ("Merger") of GPU with and into FirstEnergy Corp. ("FirstEnergy"), as of October 1, 2001 GPU will no longer issue and sell shares of Common Stock pursuant to the Plan. Any dividends payable under the Plan between October 1, 2001 and the closing date of the Merger will be paid to Plan participants in cash and may not be reinvested. Upon consummation of the Merger, Plan participants will automatically be enrolled in FirstEnergy's Stock Investment Plan unless they elect otherwise.







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                                    SIGNATURE
                                    ---------

            PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                    GPU, INC.



                                    By: /s/ T. G. Howson
                                       -------------------------------
                                       T. G. Howson
                                       Vice President and Treasurer


Date:  October 4, 2001






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